Decisions Adopted by the Shareholders in Ordinary General Meeting held on March 27, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that its Ordinary General Shareholders’ Meeting took place on March 27, 2026, at 9:21 a.m., after the Company duly convened the meeting in accordance with all applicable legal and bylaw requirements. During the meeting, shareholders voted on each item on the agenda as detailed below:

i.                 Approval of the Agenda

The shareholders approved the agenda proposed for the meeting.

ii.               Appointment of the Chairman of the General Shareholders’ Meeting

The shareholders appointed Mr. Germán Ávila, Minister of Finance and Public Credit, as Chairman of the General Shareholders’ Meeting.

iii.              Appointment of the Elections and Vote-Counting Committee of the General Shareholders’ Meeting

The shareholders appointed the Elections and Vote-Counting Committee, as proposed by shareholder Amparo del Pilar González.

iv.              Appointment of the Committee for the Review and Approval of the Minutes of the General Shareholders’ Meeting

The shareholders appointed the Committee for the Review and Approval of the minutes, as proposed by shareholder Edisson Forero.

v.                Approval of the Board of Directors’ Corporate Governance Report

Dr. Luis Felipe Henao Cardona, Chairman of the Corporate Governance and Sustainability Committee, presented a summary of the report on compliance with and implementation of corporate governance practices, in accordance with the Company’s Bylaws, Ecopetrol’s internal regulations, and the recommendations of the Colombian Code of Best Corporate Practices (Código País).
The shareholders approved the report.

This report is included in the Integrated Management Report for the year 2025.

vi.              Approval of the 2025 Integrated Management Report

The President of Ecopetrol presented the most relevant aspects of the 2025 Integrated Management Report. The shareholders approved the report, which is available on the Company’s corporate website: https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/Asambleageneraldeaccionistas/asambleaordinaria2026/

vii.            Approval of the Audited Individual and Consolidated Financial Statements

The Company made a general presentation of the individual and consolidated financial statements. The shareholders approved these financial statements, which are available on the Company’s corporate website: https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/Asambleageneraldeaccionistas/asambleaordinaria2026/

Additionally, the 2025 Integrated Management Report includes the individual and consolidated financial statements.

viii.           Presentation and Approval of the Proposal for the Distribution of Profits to Ecopetrol Shareholders

The shareholders approved the profit distribution proposal that the Ministry of Finance and Public Credit, acting on behalf of the Nation, submitted. The proposal provides for an ordinary dividend of one hundred twenty-one Colombian pesos (COP $121) per share.

The Company expects to pay the dividend to minority shareholders in a single installment no later than April 30, 2026. For the majority shareholder, the Company expects to pay four trillion Colombian pesos (COP $4.0 trillion) no later than April 30, 2026, and to pay the remaining balance no later than June 30, 2026. The shareholders also approved the creation of an occasional reserve in the amount of COP $20.7 trillion, intended to provide flexibility in the execution of the Company’s strategy.

ix.              Consideration and Approval of the Merger and the Merger Agreement to Be Entered Into Between Ecopetrol (Surviving Entity) and Parque Solar Portón del Sol S.A.S. (Absorbed Entity)

The General Shareholders’ Meeting approved the merger, as well as the Merger Agreement and its annexes, executed between Ecopetrol S.A. (as the surviving entity) and Parque Solar Portón del Sol S.A.S. (as the absorbed entity).

x.                Request for Consideration and Approval of a Bylaws Amendment Submitted by Pension Funds Managed by Colfondos S.A. Pensiones y Cesantías – ACCAI (Colfondos)

Colfondos proposed amendments to Articles 13, 15, and 30 of the Company’s Bylaws and requested that the General Secretariat carry out the corresponding updates, register them with the Chamber of Commerce, and publish the updated text on the official website.
However, shareholders did not approve this proposal.

The shareholders voted on the agenda items as follows:

Matter submitted for consideration by the General Shareholders' Meeting	Agenda proposed by Ecopetrol in the notice of meeting	Agenda proposed in the notice of meeting, including the item regarding the President’s resignation	Blank vote	Abstention
Approval of the agenda	93.69422215%	0.00356336%	0.00004189%	6.3021726%

Matter submitted for consideration by the General Shareholders' Meeting	Significance of the affirmative vote	Significance of the negative vote	Blank vote	Abstention
Appointment of the Chair of the General Shareholders' Meeting	95.67111213%	0.00158671%	0.00019837%	4.3271028%
Appointment of the Election and Ballot Counting Committee of the General Shareholders' Meeting	95.73857915%	0.00120232%	0.00020311%	4.26001542%
Appointment of the Committee for the Review and Approval of the Minutes of the General Shareholders' Meeting	99.9713716%	0.0010562%	0.00018081%	0.02739139%
Approval of the Board of Directors' Report on Corporate Governance	95.68114896%	4.26811301%	0.05064543%	0.0000926%
Approval of the 2025 Integrated Management Report	95.66650238%	4.27560784%	0.05067245%	0.00721732%
Approval of the audited individual and consolidated financial statements[2]	97.40315769%	2.53925455%	0.05063641%	0.00652545%

Matter submitted for consideration by the General Shareholders' Meeting	Proposal 1: Ecopetrol: Distribute 110 pesos per share and pay dividends to all shareholders in a single installment no later than April 30, 2026

Proposal 2

National Government – Ministry of Finance and Public Credit: Distribute 121 pesos per share, with dividends to minority shareholders to be paid in a single installment no later than April 30, 2026, while the majority shareholder is to receive a payment of four trillion pesos ($4.0 trillion) no later than April 30, 2026, and the remaining amount no later than June 30, 2026

			Proposal 3 (Pablo Emilio Martínez Corredor) To distribute 130 pesos per share and to pay dividends to shareholders in a single installment no later than April 30, 2026	Abstention	Blank Vote
Presentation and approval of the proposed profit distribution plan for Ecopetrol shareholders	8.72404226%	90.91514288%	0.29664358%	0.01358579%	0.05058549%

Matter submitted for consideration by the General Shareholders' Meeting	Significance of the affirmative vote	Significance of the negative vote	Blank vote	Abstention
Consideration and approval of the merger and the merger agreement to be entered into between Ecopetrol (the acquiring company) and Parque Solar Portón del Sol S.A.S. (the acquired company)	99.26774214%	0.68162423%	0.05058601%	0.00004761%
Request for consideration and approval of a bylaw amendment by pension funds managed by Colfondos S.A. Pensiones y Cesantías – ACCAI (Colfondos)	0.69508317%	0.08493806%	0.00001195%	99.21996682%

Bogota, March 27, 2026

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Ecopetrol is Colombia's largest company and one of the leading integrated energy companies in the Americas, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of hydrocarbon production, most of the hydrocarbon transportation, logistics, and refining system, and has leading positions in petrochemicals and gas distribution. With the acquisition of 51.4% of ISA's shares, it participates in energy transmission, real-time systems management (XM), and the Barranquilla-Cartagena coastal road concession. Internationally, Ecopetrol has a presence in strategic basins in the Americas, with E&P operations in the United States (Permian Basin and Gulf of Mexico), Brazil, and Mexico. Through ISA and its subsidiaries, it holds leading positions in the energy transmission business in Brazil, Chile, Peru, and Bolivia, as well as in road concessions in Chile and telecommunications.

For more information, please contact:

Investor Relations Department

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Marcela Ulloa Beltrán

Email: marcela.ulloa@ecopetrol.com.co